UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

WELLMAN HOLDINGS, INC.
(Name of Applicant)
3303 Port & Harbor Drive
Bay St. Louis, MS 39520
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount

5% Convertible Third Lien Subordinated Notes Due 2019	$60,000,000
Approximate date of proposed public offering:
On, or as soon as practicable following the Effective Date of the Wellman, Inc.’s, and certain of its subsidiaries and affiliates, Third Amended Joint Plan of Reorganization
Mark J. Ruday
Chief Executive Officer
Wellman Holdings, Inc.
3303 Port & Harbor Drive
Bay St. Louis, MS 39520
(Name and Address of Agent for Service)
Copies to:
Christian O. Nagler, Esq.
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800
     The obligor hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligor.

GENERAL	1
AFFILIATIONS	2
MANAGEMENT AND CONTROL	3
UNDERWRITERS	4
CAPITAL SECURITIES	4
INDENTURE SECURITIES	4
SIGNATURE	10
INDEX TO EXHIBITS	11
Ex-99.T3A Certificate of Incorporation of the Company
Ex-99.T3B Bylaws of the Company
Ex-99.T3c Form of Indenture governing the Third Lien Notes
Ex-99.T3E-1 Disclosure Statement for Pre-Petition Solicitation of Votes
Ex-99.T3E-2 Debtors' Third Amended Joint Plan of Reorganization (as modified) pursuant to Chapter 11 of the Bankruptcy Code
Ex-99.T3E-3 Notice of Filing of Modified Plan of Reorganization and Adjourned Confirmation Hearing
Ex-99.T3F Cross-reference sheet
Ex-99.T3G Form T-1 qualifying Wilmington Trust Company as Trustee

GENERAL
1. General Information.
(a)	Form of organization. Wellman Holdings, Inc. (the “Company”) is a corporation.

(b)	State or other sovereign power under the laws of which organized. The Company was organized under the laws of the State of Delaware.
     Upon consummation of the Amended Third Plan (as defined below), the Company will own all of the capital stock of Wellman, Inc.
2. Securities Act Exemption Applicable.
     As described in that certain Debtors’ Third Amended Joint Plan of Reorganization, the Company will issue initially up to $60,000,000 of 5% Convertible Third Lien Subordinated Notes due 2019 (the “Third Lien Notes”) under an indenture to be qualified hereby (the “Third Lien Notes Indenture”) to the lenders under (i) the First Lien Term Loan Credit Agreement (the “First Lien Lenders”) and (ii) the Second Lien Term Loan Credit Agreement (the “Second Lien Lenders”, together with the First Lien Lenders, the “Lenders”), who will receive their pro rata share of Third Lien Notes in addition to certain other consideration, in exchange for the settlement, release and discharge of the Lenders’ respective secured term loan claims (the “Secured Claims”).
     On February 22, 2008, Wellman, Inc. and certain of its subsidiaries and affiliates, as debtors and debtors in possession (collectively, “Wellman”) commenced a voluntary case under chapter 11 of title 11 of the Bankruptcy Code. On June 25, 2008, Wellman filed its original Plan of Reorganization (the “Original Plan”) and related disclosure statement with the bankruptcy court. On September 16, 2008, Wellman filed an amended version of the Original Plan, which contemplated certain agreed-upon operational restructuring. Unfortunately, due to the extremely difficult credit markets, Wellman was unable to obtain a workable source of exit financing that would not overburden the reorganized Wellman with debt. Despite this significant hurdle, Wellman continued to pursue sources of alternative financing. After further negotiations, certain backstop parties, who recognized the value of reorganized Wellman, agreed to increase the amount of the rights offering to provide Wellman with the funding it needed to emerge from these Chapter 11 Cases. Thus, on November 10, 2008, Wellman filed the Third Amended Plan of Reorganization (the “Third Plan”) and amended disclosure statement (the “Disclosure Statement”). The Disclosure Statement is filed herewith as Exhibit T3E-1.
     Understanding that confirmation of the Third Plan represented Wellman’s last option to avoid a default under the DIP Credit Facility, Wellman informed the First Lien Lenders or Second Lien Lenders that if they voted to reject the Third Plan, Wellman would proceed with a liquidation of its assets. On Monday December 15, 2008, Wellman received confirmation that despite overwhelming support from the Second Lien Lenders and other unsecured creditors, the First Lien Lenders, collectively, had voted to reject the Third Plan. Facing Default under the DIP Credit Facility and an immediate liquidation resulting in the loss of numerous jobs, Wellman continued to push forward in the face of extreme adversity. Because Wellman’s going concern value is significantly higher than its liquidation value, the lenders under the DIP Credit Facility agreed to grant Wellman a three-day extension under the DIP Credit Facility to pursue a consensual agreement on the terms of a modified plan.
     During the three-day extension, Wellman negotiated with its major stakeholders in hopes of salvaging both the value of Wellman as a going concern as well as the jobs of numerous dedicated employees. On December 18, 2008, as a result of these negotiations, Wellman and its major stakeholders agreed on the terms of the amended Third Plan (the “Amended Third Plan”). The Amended Third Plan is filed herewith as Exhibit T3E-2, which was filed on December 24, 2008 as a blackline version marked against the Third Plan dated November 10, 2008 (Wellman was not required to file an amended Disclosure Statement). In addition, certain members of the First Lien Lenders certified a change of their vote to an acceptance of the Amended Third Plan. Accordingly, the Amended Third Plan has the requisite support of all voting classes. On December 24, 2008, Wellman served a Notice of Filing of Modified Plan of Reorganization and Adjourned Confirmation Hearing (filed herewith as Exhibit T3E-3) (the “Notice of Modification”) on all First Lien Lenders and Second Lien Lenders. The Notice of Modification provided all First Lien Lenders and Second Lien Lenders with an opportunity to change their vote and/or object to the proposed modifications. Wellman has received no objections to the modifications set forth in the Amended Third Plan. Accordingly, the Amended Third Plan was confirmed on January 12, 2009.
     Generally, Section 1145(a)(1) exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Wellman believes that the offer of the Third Lien Notes under the solicitation of acceptances for the Amended Third Plan and the exchange of Third Lien Notes for Secured Claims, together with certain other consideration, under the Amended Third Plan will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Amended Third Plan constitutes an offer of new securities not exempt from registration under Section 1145(a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.
AFFILIATIONS
3. Affiliates.
     (a) The Company expects that upon consummation of the Amended Third Plan will own, directly or indirectly, 100% of the stock of each of the following entities:
ALG, Inc.
Carpet Recycling of Georgia, Inc.
CKB, Co.
DRS Holdings NV
Fiber Industries, Inc.
GuardWell Insurance Company
JCT, Ltd.
Josdav, Inc.
KRP, Ltd.
MED Resins, Inc.
Middlewich Limited
MRF, Inc.
Prince, Inc.
PTA Resources LLC

Shobara Company
TMD, Co.
Warehouse Associates, Inc.
Wellman Fibres Limited
Wellmanc, Inc.
Wellman International Investments
Wellman of Mississippi, Inc.
Wellman UK Holdings Limited
     The Company expects all of these entities to exist upon consummation of the Amended Third Plan.
     (b) Certain directors and executive officers of the Company may be deemed to be “affiliates” of the Company by virtue of their positions with the Company. See Item 4, “Directors and Executive Officers.”
MANAGEMENT AND CONTROL
4. Directors and Executive Officers.
     The names of all directors and executive officers of the Company as of the date of this Application are set forth below. The mailing address and telephone number of each director and executive officer is c/o Wellman, Inc., 3303 Port & Harbor Drive, Bay St. Louis, MS 39520; telephone number (228) 533-4359.

Name	Position
Mark J. Ruday	Director and President & Chief Executive Officer
5. Principal Owners of Voting Securities.
     Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of the date of this Application:
     As of the date of this Application the Company has not issued any shares of common stock. It is expected that upon consummation of the Amended Third Plan, Sola Ltd., BlackRock Financial Management, Inc., the First Lien Lenders and the Second Lien Lenders will own more than 10% or more of the voting securities of the Company.

UNDERWRITERS
6. Underwriters.
     (a) No person has acted as an underwriter of any securities of the Company within three years prior to the date of filing this Application.
     (b) No person is acting as a principal underwriter of the Third Lien Notes.
CAPITAL SECURITIES
7. Capitalization.
     (a) The following table sets forth information with respect to each authorized class of securities of the Company as of January 13, 2009:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $0.01 par value	1,000	0
     (b) Holders of common stock will be entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of the stockholders. Holders of common stock do not have cumulative voting rights.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions.
     The Third Lien Notes will be subject to the Third Lien Notes Indenture between the Company and Wilmington Trust Company, as trustee (the “Trustee”). The following is a general description of certain provisions of the Third Lien Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture governing the Third Lien Notes filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Third Lien Notes Indenture.
     (a) Events of Default; Withholding of Notice of Default.
     The occurrence of any of the following events will constitute an Event of Default under the Third Lien Notes Indenture: (i) failure to pay any interest on any of the Third Lien Notes when due, continued for 30 days; (ii) failure to pay the principal of, or premium, if any, on the Third Lien Notes when due (at maturity or otherwise); (iii) default in the Company’s obligation to deliver shares of Common Stock, cash or other property upon conversion of the Third Lien Notes and such default continues for a period of five (5) days; (iv) failure by the Company to comply with (a) certain covenants regarding mergers or sales of assets or (b) for thirty (30) days with the provisions of limitations of restricted payments, limitations on incurrence of additional indebtedness and limitation on asset sales; (v) failure by the Company or any Restricted Subsidiary to perform any other covenant or agreement under the Third Lien Notes Indenture or any Collateral Agreement, continued for 60 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Third Lien Notes; provided that with respect to a failure by the Company to comply with the requirement to deliver annual reports, such period shall be ninety (90) days, rather than sixty (60) days; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Third Lien Notes Indenture, which default (a) is caused by a failure to pay principal of such Indebtedness when due and prior to the expiration of the grace period provided in such Indebtedness (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; (vii) failure by the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million, which judgments are not paid, stayed, bonded or discharged for a period of 60 days; (viii) the rendering of a decree, judgment or order by a court of competent jurisdiction against the Company or any of its Restricted Subsidiaries under any bankruptcy or similar law which remains undismissed or unstayed for a period of 60 consecutive days; (xi) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries; (x) (a) the occurrence of an “Event of Default” as such term is defined in the Senior Credit Facility or (b) the occurrence of an “Event of Default” as such term is defined in the Second Lien Indenture; (xi) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or any Collateral Agreement ceases to give the Collateral Agent the Liens (other than Liens securing Collateral, individually or in the aggregate, having a Fair Market Value of less than $500,000), rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Senior Liens with such Collateral being subject to no other Liens except as expressly permitted by any Collateral Agreement or the Third Lien Notes Indenture;(xii) the Company or any of its Restricted Subsidiaries contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or (xiii) the Note Guarantee of any Guarantor ceases to be in full force and effect or is declared to be null and void and unenforceable or is found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Third Lien Notes Indenture).
     In the case of an Event of Default specified in clause (viii) or (ix) above, with respect to the Company or any Restricted Subsidiary of the Company, all Third Lien Notes will become due and payable immediately without further action or notice. In the case of an Event of Default specified in clause (x) above, which results in the acceleration of the principal outstanding under the Senior Credit Facility, then with respect to the Company or any Restricted Subsidiary of the Company all Third Lien Notes will become due and payable immediately without further action or notice; provided that such acceleration shall be rescinded if the respective acceleration under the Senior Credit Facility is rescinded. If any other Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Third Lien Notes may declare all the Third Lien Notes to be due and payable immediately. If the Third Lien Notes become due and payable at any time prior to maturity, the amount that shall become due and payable shall be aggregate outstanding principal of all Third Lien Notes, together with all accrued and unpaid interest and any other amounts due thereon.
     Holders of a majority in aggregate principal amount of the then outstanding Third Lien Notes by written notice to the Trustee may, on behalf of the Holders of all of the Third Lien Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Third Lien Notes Indenture if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived. The Trustee may withhold from the Holders of the Third Lien Notes then outstanding notice of any continuing Default or Event of Default under the Third Lien Notes Indenture if it determines that withholding notice is in their interest, except a Default or Event of Default under the Third Lien Notes Indenture relating to the payment of principal, interest or premium, if any. Subject to the provisions of the Third Lien Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Third Lien Notes Indenture at the request or direction of any Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense.
     (b) Authentication and Delivery of Third Lien Notes; Application of Proceeds.
     The Third Lien Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary or any Vice-President of such Person. The signature of these Officers on the Third Lien Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Third Lien Note shall not be valid until the Trustee manually signs the certificate of authentication on the Third Lien Note. The signature shall be conclusive evidence that the Third Lien Note has been authenticated under the Third Lien Notes Indenture. The Trustee shall, upon a written order of the Company signed by an Officer, authenticate the Third Lien Notes for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Third Lien Notes. Unless otherwise provided in the appointment an authenticating agent may authenticate the Third Lien Notes whenever the Trustee may do so.
     The Third Lien Notes will be issued to Holders of certain claims pursuant to the Amended Third Plan. As a result, the Company will not realize any proceeds from such issuance.
     (c) Release of Collateral.
     Collateral shall automatically be released from the Lien and security interest created by the Collateral Agreements at any time or from time to time in accordance with the provisions of the Collateral Agreements or as provided hereby. In addition, upon the request of the Company pursuant to an Officer’s Certificate and Opinion of Counsel certifying that all conditions precedent hereunder have been met and stating whether or not such release is in connection with an Asset Sale (at the sole cost and expense of the Company and without any recourse, representation or warranty), the Trustee or the Collateral Agent, as the case may be, shall release Collateral that is sold, conveyed or disposed of in compliance with the provisions of the Third Lien Indenture; provided that if such sale, conveyance or disposition constitutes an Asset Sale, the Company shall apply the Net Proceeds in accordance with the provisions of the Third Lien Notes Indenture. Upon receipt of such Officer’s Certificate and Opinion of Counsel, the Collateral Agent shall, at the sole cost and expense of the Company and without recourse, representation or warranty, execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Third Lien Notes Indenture or the Collateral Agreements.
     The Note Liens upon the Collateral will no longer secure the Notes or any other Note Obligations, and the right of the Holders to the benefits and proceeds of the Note Liens on the Collateral will terminate and be discharged automatically (i) upon satisfaction and discharge of the Third Lien Notes Indenture; (ii) upon a Legal Defeasance or Covenant Defeasance of the Third Lien Notes under the Third Lien Notes Indenture; (iii) upon payment in full and discharge of all Third Lien Notes outstanding under the Third Lien Notes Indenture and all Note Obligations that are outstanding, due and payable under the Third Lien Notes Indenture at the time the Third Lien Notes are paid in full and discharged; (iv) in whole or in part, with the consent of the Holders in accordance with the provisions of the Third Lien Notes Indenture; or (v) to the extent not otherwise terminated and discharged, with respect to any asset that is or becomes an Excluded Asset.

     No Collateral shall be released from the Liens and security interest created by the Collateral Agreements pursuant to the provisions of the Collateral Agreements unless (i) there shall have been delivered to the Collateral Agent the Officer’s Certificate and Opinion of Counsel required under the Third Lien Notes Indenture and (ii) the Collateral Agent and the Trustee have received all documentation, if any, that may be required by the Trust Indenture Act. In connection with any release of Collateral, the Collateral Agent will promptly execute any release documentation with respect thereto reasonably requested by the Company. Upon the payment in full of all Note Obligations of the Company under the Third Lien Indenture and the Third Lien Notes, or upon Legal Defeasance, the Trustee shall, at the request and sole cost and expense of the Company, deliver a certificate to the Collateral Agent stating that such Note Obligations have been paid in full, and instruct the Collateral Agent to release the Liens pursuant to the Third Lien Notes Indenture and the Collateral Agreements.
     At any time after the maturity of the Third Lien Notes shall have been accelerated (whether by declaration or otherwise) and the Trustee shall have delivered a notice of acceleration to the Collateral Agent, no release of Collateral pursuant to the provisions of the Collateral Agreements shall be effective as against the Holders.
     (d) Satisfaction and Discharge.
     The Third Lien Notes Indenture will be satisfied and discharged and will cease to be of further effect (except as to surviving rights of registration, conversion or exchange of the Third Lien Notes), and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging such satisfaction and discharge of the Third Lien Notes Indenture and the Collateral Agreements, as to all Third Lien Notes issued hereunder, when:
     (1) either (A) the Company delivers to the Trustee all outstanding Third Lien Notes for cancellation or (B) all Third Lien Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the delivery of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited with the Trustee as trust fund in trust solely for the benefit of the Holders cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Third Lien Notes not delivered to the Trustee for cancellation for principal, interest and premium, if any, to the date of maturity or redemption;
     (2) no Default or Event of Default has occurred and is continuing on the date of such deposit or shall occur as a result of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness or other borrowing of funds or the grant of Liens securing such Indebtedness or other borrowing, all or a portion of the proceeds of which is to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Third Lien Notes Indenture and the Collateral Agreements) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;
     (3) the Company or any Guarantor has paid or caused to be paid all sums payable by it under the Third Lien Notes Indenture, the Third Lien Notes and the Note Guarantees; and
     (4) the Company has delivered irrevocable instructions to the Trustee under the Third Lien Notes Indenture to apply the deposited money toward the payment of the Third Lien Notes at maturity or the Redemption Date, as the case may be.

     In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
     (e) Evidence of Compliance with Conditions and Covenants.
The Company will deliver to the Trustee within 120 days after the end of its fiscal year an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year has been made with a view to determining whether a Default or Event of Default has occurred and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do know of a Default or Event of Default, the certificate will describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
9. Other Obligors.
Each of the wholly-owned direct or indirect subsidiaries set forth below are likely to be guarantors of the Third Lien Notes. The address for each such subsidiary is c/o Wellman, Inc., 3303 Port & Harbor Drive, Bay St. Louis, MS 39520.
ALG, Inc.
Carpet Recycling of Georgia, Inc.
Fiber Industries, Inc.
Josdav, Inc.
MED Resins, Inc.
MRF, Inc.
Prince, Inc.
PTA Resources LLC
Warehouse Associates, Inc.
Wellman, Inc.
Wellman of Mississippi, Inc.
Contents of application for qualification. This application for qualification comprises:
(a) Pages numbered one to ten, consecutively.
(b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, Trustee under the Third Lien Indenture to be qualified (filed herewith as Exhibit T3G).

(c)	The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee:

Exhibit T3A*	Certificate of Incorporation of the Company

Exhibit T3B*	Bylaws of the Company

Exhibit T3C*	Form of Indenture governing the Third Lien Notes

Exhibit T3D	[Not applicable.]

Exhibit T3E-1*	Disclosure Statement for Pre-Petition Solicitation of Votes With Respect to the Debtors’ Third Amended Joint Plan of Reorganization.

Exhibit T3E-2*	Debtors’ Third Amended Joint Plan of Reorganization (as modified) pursuant to Chapter 11 of the Bankruptcy Code

Exhibit T3E-3*	Notice of Filing of Modified Plan of Reorganization and Adjourned Confirmation Hearing

Exhibit T3F*	Cross-reference sheet

Exhibit T3G*	Form T-1 qualifying Wilmington Trust Company as Trustee under the Third Lien Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Wellman Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 13th day of January, 2009.

(Seal)		Wellman Holdings, Inc.

Attest:	/s/ Leslie Latto	By:	/s/ Mark J. Ruday
	Name: Leslie Latto		Name: Mark J. Ruday
	Title: Notary Public, State of New York		Title: President & Chief Executive Officer

INDEX TO EXHIBITS

Exhibit T3A*	Certificate of Incorporation of the Company

Exhibit T3B*	Bylaws of the Company

Exhibit T3C*	Form of Indenture governing the Third Lien Notes

Exhibit T3D	[Not applicable.]

Exhibit T3E-1*	Disclosure Statement for Pre-Petition Solicitation of Votes With Respect to the Debtors’ Third Amended Joint Plan of Reorganization.

Exhibit T3E-2*	Debtors’ Third Amended Joint Plan of Reorganization (as modified) pursuant to Chapter 11 of the Bankruptcy Code

Exhibit T3E-3*	Notice of Filing of Modified Plan of Reorganization and Adjourned Confirmation Hearing

Exhibit T3F*	Cross-reference sheet

Exhibit T3G*	Form T-1 qualifying Wilmington Trust Company as Trustee under the Third Lien Indenture to be qualified pursuant to this Form T-3.

*	Filed herewith.